Exhibit (a)(2)(A)

Armstrong World Industries Neutral on Armor TPG Holdings Tender Offer

LANCASTER, Pa., September 15, 2009 – Armstrong World Industries, Inc. (NYSE: AWI) announced it has filed a Schedule 14D-9 with the U.S. Securities and Exchange Commission in response to the tender offer commenced by Armor TPG Holdings LLC (“Armor TPG”) to purchase up to 4,435,935 shares of Armstrong common stock for $22.31 per share, net to the seller in cash, without interest and less applicable withholding taxes (the “Offer”).

Armstrong’s Board of Directors is expressing no opinion to the company’s shareholders and is remaining neutral with respect to the Offer. The Board has not made a determination whether the Offer is fair to, or in the best interests of, the company’s shareholders and is not making a recommendation regarding whether the company’s shareholders should accept the Offer and tender their shares and if so how many shares to tender, or reject the Offer and not tender their shares. The Board has determined that a shareholder’s decision on whether or not to tender shares in the Offer is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board believes that each shareholder should review the Offer, consult with such holder’s financial, tax, accounting and legal advisors, and make an independent determination based on all available information.

Although Armstrong is not making a recommendation with respect to the Offer, Armstrong noted that on September 14, 2009, the last trading day prior to filing its Schedule 14D-9, the closing price of a share of its common stock as reported by the New York Stock Exchange was $34.12 (while Armor TPG’s Offer price is $22.31). Therefore, if shareholders wish to sell their shares, they may be able to obtain a higher price by selling their shares in the open market or otherwise rather than to Armor TPG pursuant to the Offer. Shareholders may wish to discuss with their broker or other financial, tax, accounting or legal advisors whether to tender their shares. Armstrong urges shareholders to obtain current market quotations before deciding whether to tender their shares in the Offer.

Armstrong’s Schedule 14D-9 contains additional information regarding the Board’s determination with respect to the Offer, among other things, and is available without charge at the SEC’s website, www.sec.gov.

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Contacts

Beth Riley, bariley@armstrong.com

Investors:                 (717) 396-6354

News media:            (866) 321-6677

About Armstrong

Armstrong World Industries, Inc. is a global leader in the design and manufacture of floors, ceilings and cabinets. In 2008, Armstrong’s consolidated net sales totaled approximately $3.4 billion. Based in Lancaster, Pa., Armstrong operates 37 plants in nine countries and has approximately 11,200 employees worldwide. For more information, visit www.armstrong.com.